Mail Stop 3010

September 30, 2009

Via U.S. Mail and Facsimile 703.373.0680

Mr. Kurt R. Harrington
Chief Financial Officer
Arlington Asset Investment Corp.
1001 Nineteenth Street North
Arlington, VA 22209

> **Re: Arlington Asset Investment Corp.**
> **Form 10-K for fiscal year ended December 31, 2008**
> **Filed March 16, 2009**
> **Form 10-K/A for fiscal year ended December 31, 2008**
> **Filed April 30, 2009**
> **File No. 1-34374**

Dear Mr. Harrington:

We have reviewed your filings and have the following comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008 filed March 16, 2009

General

1.   We note that you have incorporated certain disclosure by reference from the FBR Capital Markets Form 10-K. Please file all relevant pages incorporated by reference from the FBR Capital Markets Form 10-K as an exhibit in accordance with Instruction G.1 of Form 10-K and Rule 12b-23(a) of the Exchange Act or tell us why you are not required to.

Item 1. Business

Our MBS Portfolio – Investment Strategy, page 6

2.   We note your disclosure that the securities issued by Fannie Mae and Freddie Mac have an implied "AAA" rating. In future filings, please also disclose the ratings of securities issued by Ginnie Mae and the average rating of your private mortgage-backed securities holdings. Furthermore, please also disclose the percentages of your total portfolio that your agency-backed and private-label mortgage-backed securities holdings represent, respectively, and the weighted average life of each type. Supplementally, tell us how you plan to comply.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

3.   Please tell us how you considered the disclosures required by Securities Act Industry Guide 3. Specifically, it does not appear that you have included disclosure regarding your investment portfolio, including maturity dates and related weighted-average yields, detail of material issuers, and detail of your short-term borrowings. Please advise.

Liquidity and Capital Resources

Cash Flows

Sources of Funding, page 65

4.   Please tell us the amount of cash and amount of additional collateral that were required to meet margin calls on repurchase agreements during the fiscal year ended December 31, 2008. Further, if material, include such amounts in future filings.

Item 8. Financial Statements and Supplementary Data

General

5.   We note that your 2008 results include the impact of severance and other costs
        associated with your 25 percent reduction in employees during 2008. However, it
        does not appear that you have provided the footnote disclosures required by
        paragraph 20 of SFAS 146, including a description of the exit activity and
        expected completion date (if not already completed), total liability incurred,
        income statement line items aggregating such costs, costs incurred and anticipated
        to be incurred for each reportable segment, and any other disclosures deemed
        appropriate. Please advise.

Consolidated Statements of Operations, page F-4

6.   Please tell us what consideration you gave to following the guidance of Article 9
        of Regulation S-X in the presentation of the company's statement of operations,
        including the presentation of net interest margin. Refer to SAB 11-K.

7.   We note from your disclosures that you have deconsolidated the operations of
        First NLC as of January 18, 2008 and believe you have no remaining guarantees
        of the debt of any other obligation of First NLC. As it appears that you have no
        continuing involvement with First NLC, please tell us why you have not
        presented the operations of First NLC as discontinued operations for all periods
        presented. Refer to paragraph 43 of SFAS 144.

Notes to Consolidated Financial Statements

Note 4. Financial Instruments and Long-Term Investments

Fair Value Hierarchy

Level 3 Financial Assets and Liabilities, page F-23

8.   Please tell us and disclose the gross amount of transfers in and transfers out within
        your Level 3 roll-forward or provide amounts on a gross basis in a footnote to the
        table.

Item 15. Exhibits and Financial Statement Schedules, page 78

9.   We note certain material contracts that you filed in accordance with Item
        601(b)(10) of Regulation S-K, such as the contracts filed as Exhibits 10.6, 10.7,
        10.9, 10.11, 10.14, 10.27 and 10.28, do not have the referenced schedules or
        exhibits attached. Please explain why the information was omitted or amend the

filing as appropriate. Item 601(b)(10) requires you to file all material contracts in their entirety. Please file the complete agreement with your next report or tell us why you believe this information is no longer material to investors.

Signatures, page 82

10. Please tell us if Kurt R. Harrington is also your principal accounting officer or controller. Refer to General Instruction D.(2)(a) of Form 10-K for guidance.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008 filed April 30, 2009

Item 11. Executive Compensation

Compensation Discussion and Analysis

Compensation Philosophy and Objectives, page 4

11. We note that you did not provide performance-based compensation to your named executive officers in 2008 because "corporate profitability goals were not achieved." You have not, however, provided a quantitative discussion of all the terms of the necessary targets to be achieved. Please disclose the specific targets and actual results used in determining not to award performance-based compensation or provide a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 of Item 402(b) of Regulation S-K.

Elements of Executive Compensation

2008 Discretionary Bonuses, page 8

12. We note that in reviewing the performances of Messrs. Tonkel and Harrington, the Compensation Committee determined that they successfully oversaw actions that will be beneficial in the long-term, but that it did not recommend awarding discretionary bonuses. In light of their successful performances, please tell us why you did not award these officers with discretionary bonuses. Provide similar disclosure in future filings, as applicable.

Summary Compensation Table for 2008, page 12

13. We note that certain named executive officers received base salary increases in 2008 while other named executive officers did not receive an increase. Please expand your discussion of compensation awards to explain specifically why each named executive officer received the base salary award that he did. For example,

your discussion of the base salary increases for Messrs. Billings and Ginivan should explain specifically how each factor, such as individual responsibilities, past contributions and market competitiveness, was used to determine individual base salaries and why you decided to award base salaries based on the respective executive officer's ability to meet those factors. Similar disclosure should be provided to explain why other named executive officers did not receive base salary increases. Please refer to Item 402(b) of Regulation S-K for guidance.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 29

14.   We note that you have provided FBR Capital Markets with an unsecured revolving line of credit and that a subsidiary of FBR Capital Markets has provided you with a $200 million uncommitted revolving credit facility. Please tell us if these arrangements are material contracts. If so, please confirm that you will file these agreements as material contract exhibits in your next report. Refer to Item 601(b)(10) for guidance.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mark Rakip, Staff Accountant, at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at 202.551.3391 or Sonia Barros, Special Counsel at 202.551.3655 with any other questions.

Sincerely,

Kevin Woody
Accounting Branch Chief